ANOORAQ RESOURCES CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - Annual and Extraordinary General Meeting to be held on June 15, 2009

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 2:00 pm (Vancouver time), on Thursday, June 11, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00N7GB

Appointee(s)

Management Appointees are: Philip Kotze, President, Chief Executive Officer and director of the Corporation, or failing him Iemrahn Hassen, Chief Financial Officer and director of the Corporation,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Extraordinary General Meeting of shareholders of Anooraq Resources Corporation to be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, on June 15, 2009 at 2:00 pm (Vancouver time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Fikile De Buck	☐	☐	02. Anu Dhir	☐	☐	03. Iemrahn Hassen	☐	☐
04. Wayne Kirk	☐	☐	05. Philip Kotze	☐	☐	06. Harold Motaung	☐	☐
07. Tumelo Motsisi	☐	☐	08. Sipho Nkosi	☐	☐	09. Rizelle Sampson	☐	☐
10. Ronald Thiessen	☐	☐						

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	For	Withhold
2. Appointment of Auditors – Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Acquisition Resolution – To consider and, if thought advisable, approve an ordinary resolution approving the acquisition by the Corporation, through Plateau Resources (Proprietary) Limited ("Plateau"), a wholly-owned subsidiary of the Corporation, of an effective 51% of Lebowa Platinum Mine, together with an additional 1% interest in certain other assets located in South Africa which are already held by the Corporation and Plateau in 50/50 joint ventures, from Rustenburg Platinum Mines Limited ("RPM") and Anglo Platinum Limited (the "Acquisition"), as more particularly described in the accompanying management information circular of the Corporation dated May 13, 2009 (the "Information Circular").	☐	☐
4. Amendments Resolution – To consider and, if thought advisable, approve a special resolution of disinterested shareholders approving certain amendments to the various agreements between the Corporation and Pelawan Investment (Proprietary) Limited ("Pelawan"), the indirect controlling shareholder of the Corporation, which govern the structure of the Corporation in order to facilitate the Acquisition and related transactions, as more particularly described in the Information Circular.	☐	☐
5. Share Ownership Trusts Resolution – To consider and, if thought advisable, approve a special resolution of disinterested shareholders approving the issuance of common shares by the Corporation to the Anooraq Community Participation Trust and the Bokoni Platinum Mine ESOP Trust, in connection with the Acquisition, as more particularly described in the Information Circular.	☐	☐
6. Share Settled Financing Resolution – To consider and, if thought advisable, approve a special resolution of disinterested shareholders approving certain financing transactions involving the issuance of common shares of the Corporation to an SPV that is a wholly-owned subsidiary of Pelawan or to the SPV's nominee in connection with financing transactions to be entered into by the Corporation, Plateau, Pelawan, the Pelawan Trust, RPM and the SPV in connection with the Acquisition, as more particularly described in the Information Circular.	☐	☐

	For	Against
7. Stock Option Repricing Resolutions – To consider and, if thought advisable, pass a special resolution of disinterested shareholders approving the repricing of outstanding stock options, including stock options granted to certain insiders of the Corporation but excluding stock options granted to Tumelo Motsisi and Harold Motaung, to decrease the exercise price of such stock options, as more particularly described in the Information Circular.	☐	☐
8. Pelawan Nominee Stock Option Repricing Resolutions – To consider and, if thought advisable, pass a special resolution of disinterested shareholders approving the repricing of outstanding stock options granted to Tumelo Motsisi, Deputy Chairman of the Corporation and Harold Motaung, Chief Operating Officer of the Corporation, being the nominees to the board of directors of the Corporation of the Pelawan Trust, to decrease the exercise price of such stock options, as more particularly described in the Information Circular.	☐	☐
9. Stock Option Plan Amendment Resolutions – To consider and, if thought advisable, pass a special resolution of shareholders approving the amendment of the Corporation's incentive stock option plan to increase the maximum number of common shares of the Corporation reserved for issuance pursuant to the stock option plan from 18,300,000 common shares to 32,600,000 common shares, as more particularly described in the Information Circular.	☐	☐
10. Compensation Resolutions – To consider and, if thought advisable, pass a special resolution of disinterested shareholders approving the payment of certain compensation amounts payable to certain directors and officers of the Corporation in common shares of the Corporation, as more particularly described in the Information Circular.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

026260 AR0 ARQQ

00N7HD